Exhibit 21.1

Subsidiaries of the Registrant

Entity Name	Jurisdiction of Incorporation

AIDH TopCo, LLC	Delaware
AIDH Buyer, LLC	Delaware
Definitive Healthcare Holdings, LLC	Delaware
Definitive Healthcare, LLC	Massachusetts
Analytical Wizards, Inc	Delaware
Analytical Wizards Services Private Ltd	India
Monocl Holding Company, LLC	Delaware
Monocl Company, LLC	Delaware
Monocl AB	Sweden
Healthcare Sales Enablement, LLC	Delaware
Populi, LLC	Delaware